pls 3/8

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2011
WASH. D.C. 211

11018884

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 19435

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Feltl and Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2100 LaSalle Plaza, 800 LaSalle Ave.
(No. and Street)

Minneapolis	MN	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Schierman 612.492.8881
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wipfli LLP
(Name – *if individual, state last, first, middle name*)

8665 Hudson Blvd. N., Suite 200	St. Paul	MN	55042
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

M.A. 3/18

OATH OR AFFIRMATION

I, Michael Schierman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Feltl and Company, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BARBARA JEAN LUSSIER
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2015

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Feltl and Company, Inc.

Financial Statements and Additional Information

Years Ended December 31, 2010 and 2009

Table of Contents

WIPFLi LLP

Independent Auditor's Report

Board of Directors
Feltl and Company, Inc.
Minneapolis, Minnesota

We have audited the accompanying balance sheets of Feltl and Company, Inc. as of December 31, 2010 and 2009, and the related statements of income, stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Feltl and Company, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule on page 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wipfli LLP

Wipfli LLP

February 22, 2011
St. Paul, Minnesota

Feltl and Company, Inc.

Balance Sheets

December 31, 2010 and 2009

Assets	2010	2009
Assets:		
Cash and cash equivalents	$ 6,463,363	$ 3,326,070
Broker loans receivable	1,158,193	1,754,121
Securities owned, at market	3,860,337	4,664,736
Receivables from brokers, dealers, and others	675,147	482,521
Fixed assets, at cost (net of accumulated depreciation of $434,347 and $476,906 in 2010 and 2009, respectively)	487,052	49,385
Prepaid expenses and other assets	64,930	45,579
TOTAL ASSETS	$ 12,709,022	$ 10,322,412

Liabilities and Stockholders' Equity	2010	2009
Liabilities:		
Accrued employee compensation and benefits	$ 775,462	$ 697,653
Amount due clearing firm, secured by securities owned	44,697	66,977
Accounts payable	77,810	96,537
Securities sold, not yet purchased, at market	42,032	2,852
Accrued expenses and other liabilities	810,120	149,935
Total liabilities	1,750,121	1,013,954
Stockholders' equity:		
Common stock of $1.00 par value		
Authorized - 1,000 shares		
Issued and outstanding - 528 shares	528	528
Additional paid-in capital	2,363,177	2,363,177
Retained earnings	8,595,196	6,944,753
Total stockholders' equity	10,958,901	9,308,458
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 12,709,022	$ 10,322,412

See accompanying notes to financial statements.

Feltl and Company, Inc.

Statements of Income

Years Ended December 31, 2010 and 2009

	2010	2009
Revenue:		
Commissions	$ 13,786,425	$ 12,551,080
Investment banking fees	912,961	848,803
Firm trading profit	369,351	431,886
Interest	274,118	459,577
Corporate finance fees	1,381,730	386,299
Other income	712,932	522,570
Total gross revenues	17,437,517	15,200,215
Interest expense	2,704	1,895
Net revenues	17,434,813	15,198,320
Noninterest expenses:		
Employee compensation and benefits	12,598,641	11,846,469
Communication	771,503	846,790
Occupancy	1,222,190	1,478,715
Legal and professional fees	40,216	64,862
Trade processing	579,509	539,939
Other expenses	572,311	406,862
Total noninterest expenses	15,784,370	15,183,637
Net income	$ 1,650,443	$ 14,683

See accompanying notes to financial statements.

Feltl and Company, Inc.

Statements of Stockholders' Equity

Years Ended December 31, 2010 and 2009

	Common Stock		Additional Paid-In	Retained	Total Stockholders'
	Shares	Amount	Capital	Earnings	Equity
Balances at January 1, 2009	528	$ 528	$ 2,363,177	$ 6,930,070	$ 9,293,775
Net income	-	-	-	14,683	14,683
Balances at December 31, 2009	528	528	2,363,177	6,944,753	9,308,458
Net income	-	-	-	1,650,443	1,650,443
Balances at December 31, 2010	528	$ 528	$ 2,363,177	$ 8,595,196	$ 10,958,901

See accompanying notes to financial statements.

Feltl and Company, Inc.

Statements of Cash Flows

Years Ended December 31, 2010 and 2009

	2010	2009
Increase (decrease) in cash and cash equivalents:		
Cash flows from operating activities:		
Net income	$ 1,650,443	$ 14,683
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	82,265	39,739
Amortization of broker loans receivable	510,537	685,350
Changes in operating assets and liabilities:		
Securities owned, at market	804,399	(2,402,329)
Receivables from brokers, dealers, and others	(192,626)	(114,588)
Prepaid expenses and other assets	(19,351)	21,329
Accrued employee compensation and benefits	77,809	325,827
Accounts payable	(18,727)	(197,433)
Accrued expenses and other liabilities	677,085	(41,089)
Total adjustments	1,921,391	(1,683,194)
Net cash provided by (used in) operating activities	3,571,834	(1,668,511)
Cash flows from investing activities:		
Purchase of furniture and equipment	(519,932)	(6,171)
Net collection (issuance) of broker loans	85,391	(418,872)
Net cash used in investing activities	(434,541)	(425,043)

Feltl and Company, Inc.

Statements of Cash Flows (Continued)
Years Ended December 31, 2010 and 2009

	2010	2009
Increase (decrease) in cash and cash equivalents: (continued)		
Net change in cash and cash equivalents	3,137,293	(2,093,554)
Cash and cash equivalents at beginning	3,326,070	5,419,624
Cash and cash equivalents at end	$ 6,463,363	$ 3,326,070
Supplemental cash flow information:		
Cash paid during the year for:		
Interest	$ 2,704	$ 1,895

See accompanying notes to financial statements.

Feltl and Company, Inc.

Notes to Financial Statements

Note 1 Summary of Significant Accounting Policies

Principal Business Activity

Feltl and Company, Inc. (the "Company") is registered as a broker-dealer in securities with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company engages in the business of acting as a dealer, market maker, investment banker, and providing brokerage services with respect to equity and other securities. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis. The Company is required to maintain a minimum balance of $600,000 in cash and securities accounts with the clearing broker to collateralize certain transactions.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits and certificates of deposit. The Company considers all highly liquid investments with maturities of less than three months to be cash and cash equivalents.

Note 1 Summary of Significant Accounting Policies (Continued)

Securities Owned

Securities transactions and related revenues and expenses are recorded on a trade date basis. Securities owned are stated at market value with related changes in unrealized gains or losses reflected in the firm trading profit. Securities owned include U.S. equity securities, certificates of deposit, and debt securities. Market value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations.

All securities owned are pledged to the clearing broker on terms that permit the clearing broker to sell or repledge the securities to others subject to certain limitations.

Revenue Recognition

The Company recognizes commission revenues and related expenses on trade date. Revenues and related expenses from the sale of private placements and other corporate finance transactions are recognized on closing date. A portion of the Company's commission revenues has been allocated from firm trading profit in the form of sales credits allocated from the Company's traders to the Company's brokers.

The Company's Retail Registered Representatives ("RRRs") are independent contractors. As independent contractors, employment taxes and benefits are the responsibility of the RRRs. Generally, RRRs are paid 50% to 60% of their adjusted gross commissions, based upon their monthly gross commissions. Adjusted gross commissions represent gross commissions, less direct clearing costs, employee trades, and an amount for other heavily discounted trades.

Note 1 Summary of Significant Accounting Policies (Continued)

Revenue Recognition (Continued)

Commissions and fees for principal and agency trades, managed money, mutual funds, insurance products, fixed-income products, and mortgage-backed securities are included in gross commissions on the statements of income. Commissions for private placements are not included in gross commissions and are paid at a lower rate plus an allocated amount for warrants, when available.

The Company's Institutional Registered Representatives are considered employees, receive a lower percentage of gross commissions than a RRR, and are reimbursed by the Company for their direct expenses.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code and comparable state regulations. Under these provisions, the Company generally does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholders report on their personal income tax returns their proportionate share of the Company's taxable income and tax credits. Retained earnings at December 31, 2010, includes approximately $8,160,000 of undistributed income, which has been taxed on the stockholders' personal income tax returns. The Company regularly assesses the outcome of uncertain tax positions, if any, and would accrue for any potential tax liabilities, if applicable.

Fixed Assets

Depreciation on furniture and equipment is provided using the double declining balance method over the estimated useful lives of the assets, ranging from three years to seven years.

Note 1 Summary of Significant Accounting Policies (Continued)

Broker Loans Receivable

Included in brokers loans receivable are forgivable loans made to investment executives and other revenue-producing brokers, typically in connection with recruitment. Such forgivable loans are amortized as compensation expense over the life of the note, generally six months to five years, using the straight line method.

Subsequent Events

Subsequent events have been evaluated through February 22, 2011, which is the date the financial statements were available to be issued.

Note 2 Receivables from Brokers, Dealers, and Others

Included in the receivables from brokers, dealers, and others are unsettled inventory trades. The Company's principal source of short-term financing is provided by the clearing broker from which it can borrow on an uncommitted basis against its inventory positions, subject to collateral maintenance requirements.

The Company conducts business with brokers and dealers who are members of the major securities exchanges. The Company monitors the credit standing of such brokers and dealers, and the market value of collateral, and requests additional collateral as deemed appropriate.

Note 3 Financial Instruments With Off-Balance-Sheet Risk

In the ordinary course of business, the Company's securities activities involve execution, settlement, and financing of various securities transactions as principal and agent. These activities may expose the Company to credit and market risks in the event customers, other brokers and dealers, banks, depositories, or clearing organizations are unable to fulfill contractual obligations. Such risks may be increased by volatile trading markets. The Company clears all transactions for its customers on a fully disclosed basis with a clearing firm that carries all customer accounts and maintains related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers. These activities may expose the Company to off-balance-sheet risk in the event that a counterparty is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company maintains all of its securities owned at a clearing firm, and these securities owned collateralize amounts due to the clearing firm.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2010, at fair values of the related securities, and will incur a loss if the fair value of the securities increases subsequent to December 31, 2010.

Note 4 Concentration of Credit Risk

The Company maintains its cash in demand deposit and certificates of deposit accounts at various financial institutions. The balances, at times, may exceed federally insured limits. At December 31, 2010 and 2009, the Company exceeded the insured limits by approximately $1,128,000 and $610,000, respectively.

Note 5 Fixed Assets

Fixed assets consist of the following:

		2010		2009
Leashold improvements	$	487,260	$	-
Office equipment, furniture, and fixtures		274,525		361,797
Computer equipment and software		159,614		164,494
Total		921,399		526,291
Accumulated depreciation		(434,347)		(476,906)
Net fixed assets	$	487,052	$	49,385

Depreciation expense was $82,265 in 2010 and $39,739 in 2009.

Note 6 Leases

The Company leases office space and various items of equipment under noncancelable operating leases generally varying from one to seven years with certain renewal options for like terms. The Company incurred total rent expense of $1,140,000 and $1,439,000 during 2010 and 2009, respectively.

Future minimum payments, by year and in the aggregate, under the noncancelable operating leases with initial or remaining terms in excess of one year consisted of the following:

		Operating Leases
2011	$	480,034
2012		430,216
2013		412,809
2014		416,870
2015		294,386
Thereafter		448,685
Total minimum lease payments	$	2,483,000

Note 7 Retirement Plan

The Company sponsors a 401(k) profit sharing plan covering substantially all employees. Employees are allowed to make voluntary contributions to the plan. The Company may make discretionary contributions to the plan at the discretion of the Board of Directors. Retirement plan expense charged to operations was $113,809 and $115,201 for 2010 and 2009, respectively.

Note 8 Regulatory Requirements

The Company is subject to the net capital requirements of FINRA and the Uniform Net Capital requirements of the SEC under Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. FINRA and the SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2010, the Company had regulatory net capital of $9,234,889, which was $8,984,889 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 0.16 to 1.0.

Note 9 Commitments and Contingencies

The Company may be involved from time to time in various claims and legal proceedings of a nature considered normal to its business dealings. While any proceeding or litigation has an element of uncertainty, management of the Company believes that the outcome of any pending or threatened actions will not have a material adverse effect on the business or financial condition or results of operations of the Company.

The Company extends margin credit to its customers through its clearing broker. In the event of a customer no-pay or default margin account, the Company is responsible for covering the shortage. All shortages may be paid through liquidation of customer securities held. At December 31, 2010 and 2009, there were no customer margin credit lines that were in default.

Note 9 Commitments and Contingencies (Continued)

The Company engages in underwriting activities and enters into firm commitments with certain customers for initial public offerings. Once an initial public offering starts trading on the open market, the Company is liable for funding all shares under the firm commitment. As of December 31, 2010 and 2009, there were no outstanding firm commitments with customers.

Note 10 Fair Value Measurements

Following is a description of the valuation methodology used for assets measured at fair value on a recurring or nonrecurring basis, as well as the classification of the assets within the fair value hierarchy. Generally accepted accounting principles define fair value, establish a framework for measuring fair value, and establish a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach as specified by generally accepted accounting principles are used to measure fair value.

Securities owned - Securities owned may be classified as Level 1, Level 2, or Level 3 measurements within the fair value hierarchy. Level 1 securities include equity securities traded on a national exchange. The fair value measurement of a Level 1 security is based on the quoted price of the security. Level 2 securities include U.S. government and agency securities, obligations of states and political subdivisions, corporate debt securities, certificates of deposit, and mortgage-related securities. The fair value measurement of a Level 2 security is obtained from an independent pricing service and is based on recent sales of similar securities and other observable market data. Level 3 securities include trust preferred securities that are not traded in a market. The fair value measurement of a Level 3 security is based on a discounted cash flow model that incorporates assumptions market participants would use to measure the fair value of the security.

Note 10 Fair Value Measurements (Continued)

Information regarding the fair value of assets measured at fair value on a recurring basis as of December 31 follows:

	Assets Measured at Fair Value	Recurring Fair Value Measurements Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2010				
Securities owned:				
Certificates of deposit	$ 2,867,457	$ -	$ 2,867,457	$ -
Equity securities	277,978	277,978	-	-
Debt securities	714,902	-	714,902	-
Total securities owned	$ 3,860,337	$ 277,978	$ 3,582,359	$ -
2009				
Securities owned:				
Certificates of deposit	$ 3,411,818	$ -	$ 3,411,818	$ -
Equity securities	637,742	637,742	-	-
Debt securities	615,176	-	615,176	-
Total securities owned	$ 4,664,736	$ 637,742	$ 4,026,994	$ -

Additional Information

Feltl and Company, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2010

		2010
Net capital:		
Total stockholders' equity	$	10,958,901
Deductions and/or charges:		
Nonallowable assets:		
Broker loans receivable		1,158,193
Receivables from non-customers		111,163
Prepaid expenses and other assets		64,930
Portion of fixed assets, net		260,826
Total nonallowable assets		1,595,112
Net capital before haircuts on securities positions		9,363,789
Haircuts on securities		128,900
Net capital	$	9,234,889
Aggregate indebtedness:		
Items included in the balance sheet:		
Amount due clearing firm, secured by securities owned	$	44,697
Portion of accrued expenses and other liabilities		1,437,165
Total aggregate indebtedness	$	1,481,862
Computation of basic net capital requirement:		
Minimum net capital required, *greater of*:		
6.67% of aggregate indebtedness	$	98,791
Minimum dollar requirement		250,000
Net capital requirement	$	250,000
Excess net capital	$	8,984,889
Ratio: Aggregate indebtedness to net capital		0.16 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's amended unaudited December 31, 2010, Part IIA FOCUS filed in February 2011.

See Independent Auditor's Report.

WIPFLi LLP

Independent Auditor's Report on Internal Controls

Board of Directors
Feltl and Company, Inc.
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of Feltl and Company, Inc. as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, such that there is reasonable possibility that a material mistatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wipfli LLP

Wipfli LLP

February 22, 2011
St. Paul, Minnesota

WIPFLi

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
Feltl and Company, Inc.
Minneapolis, Minnesota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Feltl and Company, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including evaluation of the Company's bank statement, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and Company working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and Company working papers supporting the adjustments, noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences [if applicable].

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Wipfli LLP

Wipfli LLP
February 22, 2011
St. Paul, Minnesota

Feltl and Company, Inc.

Minneapolis, Minnesota

Financial Statements and Additional Information

Years Ended December 31, 2010 and 2009